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                                                        OMB APPROVAL
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                                            OMB Number           3235-0145
                                            Expire               August 31, 1999
                                            Estimated average burden
                                            hours per response.............14.90
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*


                               Franklin Covey Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.05 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   354596-10-8
                                 --------------
                                 (CUSIP Number)

                                December 31, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.   354596-10-8
         -----------------
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Dennis R. Webb
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   x
            -------
         (b)
            -------

--------------------------------------------------------------------------------

3.       SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization United States
                                             -----------------------------------
--------------------------------------------------------------------------------

Number of                  5.       Sole Voting Power      None
Shares Bene-                                         ---------------------------
ficially                   6.       Shared Voting Power 1,358,212
Owned by Each                                          -------------------------
Reporting                  7.       Sole Dispositive Power None
Person With:                                              ----------------------
                           8.       Shared Dispositive Power 1,358,212
                                                            --------------------
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,358,212
                                                                     -----------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

11.      Percent of Class Represented by Amount in  Row (9) 6.4%
                                                           ---------------------

12.      Type of Reporting Person (See Instructions) IN
                                                    ----------------------------


                                Page 2 of 6 Pages

CUSIP No.   354596-10-8
         -----------------
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Martsie D. Webb
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   x
            -------
         (b)
            -------

--------------------------------------------------------------------------------

3.       SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization United States
                                             -----------------------------------
--------------------------------------------------------------------------------

Number of                  5.       Sole Voting Power      None
Shares Bene-                                         ---------------------------
ficially                   6.       Shared Voting Power 1,358,212
Owned by Each                                          -------------------------
Reporting                  7.       Sole Dispositive Power None
Person With:                                              ----------------------
                           8.       Shared Dispositive Power 1,358,212
                                                            --------------------
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,358,212
                                                                     -----------

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

11.      Percent of Class Represented by Amount in Row (11) 6.4%
                                                           ---------------------

12.      Type of Reporting Person (See Instructions) IN
                                                    ----------------------------


                                Page 3 of 6 Pages

CUSIP No.    354596-10-8

         This  Amendment No. 6 to the Schedule 13G of Dennis R. Webb and Martsie
         D. Webb amends and supplements, and should be read in conjunction with, the Schedule 13G, which was filed on or about February 11, 1993, Amendment No. 1 thereto filed on or about February 12, 1994, Amendment No. 2 thereto filed on or about February 14, 1995, Amendment No. 3 thereto filed on or about June 25, 1996, Amendment No. 4 thereto filed on or about February 11, 1997 and Amendment No. 5 thereto filed on or about February 4, 1998.

Item 1.

         (a) Name of Issuer: Franklin Covey Co. (the "Company")
             ---------------

         (b) Address of Issuer's Principal Executive Offices:  2200 West Parkway
             ------------------------------------------------
         Boulevard, Salt Lake City, Utah 84119-2331

Item 2.

         (a) Name of Person  Filing:  Dennis R.  Webb and  Martsie  D. Webb (the
             -----------------------
         "Reporting Persons")

         (b) Address of Principal  Business  Office,  if none,  Residence:  2626
             -------------------------------------------------------------
         Hillsden Drive, Salt Lake City, UT 84117

         (c) Citizenship: United States
             ------------

         (d) Title of Class of  Securities:  Common  Stock,  $.05 Par Value (the
             ------------------------------
         "Common Stock")

         (e) CUSIP Number: 354596-10-8
             -------------
Item 3.

         This statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.  Ownership

         (a) Amount beneficially owned by the Reporting Persons as of December 31, 1998: 1,358,212 shares of the Common Stock, which includes 82,500 shares of the Common Stock beneficially owned by Mr. Webb as Trustee of The Lighthouse Foundation, which Mrs. Webb, as the spouse of Mr. Webb, may be deemed to beneficially own as a result of such relationship.

         (b) Percent of Class owned by the Reporting Persons as of December 31, 1998: 6.4%

         (c) Number of shares as to which the Reporting Persons have:

             (i) sole power to vote or to direct the vote: As of December 31, 1998, neither of the Reporting Persons had sole power to vote or direct the vote of any shares of the Common Stock.

             (ii) shared power to vote or to direct the vote: As of December 31, 1998, the Reporting Persons shared the power to vote or direct the vote of 1,275,712 shares of the Common Stock held by the Reporting Persons as tenants in common. In addition, Mrs. Webb, as the spouse of Mr. Webb, may, as a result of such relationship, be deemed to share voting power with respect to 82,500 shares of the Common Stock beneficially owned by Mr. Webb as Trustee of The Lighthouse Foundation.


                                Page 4 of 6 Pages

             (iii) sole power to dispose or to direct the disposition of: As of December 31, 1998, neither of the Reporting Persons had sole power to dispose or direct the disposition of any shares of the Common Stock.

             (iv) shared power to dispose or to direct the disposition of: As of December 31, 1998, the Reporting Persons shared the power to dispose or direct the disposition of 1,275,712 shares of the Common Stock held by the Reporting Persons as tenants in common. In addition, Mrs. Webb, as the spouse of Mr. Webb, may, as a result of such relationship, be deemed to share the power to dispose with respect to 82,500 shares of the Common Stock beneficially owned by Mr. Webb as Trustee of The Lighthouse Foundation.

Item 5.  Ownership of Five Percent or Less of a Class

         This statement is not being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.


                                Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


1/29/99                                           1/29/99
------------------------------                    ------------------------------
Date                                              Date


/s/ MARTSIE D. WEBB                               /s/ DENNIS R. WEBB
------------------------------                    ------------------------------
Martsie D. Webb                                   Dennis R. Webb



                                    AGREEMENT

         The undersigned agree that this Amendment No. 6 to the Schedule 13G of Dennis R. Webb and Martsie D. Webb relating to shares of the Common Stock of Franklin Covey Co. shall be filed on behalf of the undersigned.


1/29/99                                           1/29/99
------------------------------                    ------------------------------
Date                                              Date


/s/ MARTSIE D. WEBB                               /s/ DENNIS R. WEBB
-------------------------------                   ------------------------------
Martsie D. Webb                                   Dennis R. Webb


                                Page 6 of 6 Pages